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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of January, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
  ---------------------------------------------------------------------------
                (Translation of registrant's name into English)


          Suite 203, 120 Front Street East, Toronto, Ontario, M5A 4L9
          -----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:


               Form 20-F    X        Form 40-F
                        ---------              ----------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:


                    Yes                         No     X
                        ---------                  ---------
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                                    FORM 27
                          THE SECURITIES ACT (ONTARIO)

Item 1.    Reporting Issuer

INVESTORLINKS.COM INC., (formerly: Opus Minerals Inc.) 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.     Date of Material Change

December 22, 2000.

Item 3.    Press Release

The Press Release was disseminated through Canada News Wire Services via: North American Disclosure on December 22, 2000.

Item 4.    Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.    Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.    Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.    Omitted Information

No information has been omitted in respect of the material change.

Item 8.    Senior Officer

Ms. Sandra Hall, Secretary (416) 861-1484.

Item 9.    Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.
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DATED at Toronto, Ontario this 2nd  day of January, 2001.

                              INVESTORLINKS.COM INC.



                              Per:  "Sandra J. Hall"
                                       Secretary
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                                  EXHIBIT "A"


                      CANADIAN VENTURE EXCHANGE APPROVES
                  INVESTORLINKS.COM INC. LISTING APPLICATION

Toronto, Ontario, December 22, 2000 - InvestorLinks.com Inc. (formerly Opus Minerals Inc.) ("InvestorLinks" or the "Company") (OTC BB: IVLKF, CDNX: YIK) is pleased to announce that it has received written confirmation that its common shares have been approved for listing on Tier 3 of the Canadian Venture Exchange commencing December 22, 2000 under the trading symbol YIK.

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 200,000 users per month.

InvestorLinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding.

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORFURTHER INFORMATION:

Investor Information                Investor Information          Corporate Information
----------------------------------  ----------------------------  -------------------------
The Investor Relations Group        Pier Group Marketing          InvestorLinks.com Inc.
Phone:  1-800-444-9214              Phone:  1-888-270-8586        Phone:  1-804-817-7770
www.irgnews.com                     www.thepiergp.com             www.investorlinks.com
investorlinks@invrel.com            info@thepiergp.com            info@investorlinks.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  January 22, 2001             By:  /s/ Sandra J. Hall
     -------------------               -------------------------------------
                                       Sandra J. Hall, Director and Secretary